UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GlobalOptions Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37946D209
--------------------------------------------------------------------------------
                                   (CUSIP No.)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                            37946D209
------------------------------------------------------------------------------

  1)  Name of Reporting Persons.                             Vicis Capital LLC
------------------------------------------------------------------------------

  2) Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [ ]
                  (b) [ ]
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  3)  SEC Use Only
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  4)  Citizenship or Place of Organization                            Delaware
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        Number of                      5)  Sole voting power         3,299,749
   Shares Beneficially
        Owned by                       6) Shared voting power             None
   Each Reporting Person
          With                         7)  Sole dispositive power    3,299,749

                                       8) Shared dispositive power        None
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  9)  Aggregate Amount Beneficially Owned by Each Reporting Person   3,299,749
------------------------------------------------------------------------------

  10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) [ ]
------------------------------------------------------------------------------

  11)  Percent of Class Represented by Amount in Row (9)                 24.9%
------------------------------------------------------------------------------

  12) Type of reporting person.                                             IA
------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                VICIS CAPITAL LLC
                            GLOBALOPTIONS GROUP, INC.

Item 1(a)  Name of Issuer:
           --------------

           GlobalOptions Group, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           75 Rockefeller Plaza, 27th Floor
           New York, NY  10019

Item 2(a)  Name of Person Filing:
           ---------------------

           Vicis Capital LLC

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           -----------------------------------------------------------

           445 Park Avenue, 16th Floor
           New York, NY 10022

Item 2(c)  Citizenship:
           -----------

           Vicis Capital LLC is a Delaware limited liability company

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.001 par value per share

Item 2(e)  CUSIP Number:
           ------------

           37946D209

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ]   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   [ ]   Investment company registered under section 8 of the
                  Investment Company Act (15 U.S.C. 80a-8).

      (e)   [X]   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E).

      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).

      (g)   [ ]   A parent holding company or control plan, in accordance with
                  ss.240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

      (h)   [ ]   A savings association as defined in section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3)

      (j)   [ ]   A non-U.S. institution in accordance with
                  ss. 240.13d-1(b)(1)(ii)(J).

      (k)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)      Amount Beneficially Owned:
                  --------------------------

                  All 3,299,749 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 3,299,749 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

         (b)      Percent of Class:
                  -----------------

                  24.9%. Based upon 10,458,011 shares of the Issuer's Common Stock outstanding at November 12, 2008, as reported by GlobalOptions Group, Inc. in its Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed on November 12, 2008 plus 2,817,235 additional shares of Common Stock outstanding as a result of the conversion by Vicis Capital Master Fund of all of the shares of Series D Preferred Stock.

         (c)      Number of shares as to which such person has:
                  ---------------------------------------------

                      (i)  Sole power to vote or to direct the vote

                                    3,299,749 shares.

                     (ii)  Shared power to vote or to direct the vote

                                    None.

                     (iii) Sole power to dispose or to direct the disposition of

                                    3,299,749 shares.

                     (iv) Shared power to dispose or to direct the disposition of

                                    None.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this Schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 17, 2009.



                                             VICIS CAPITAL LLC


                                             /s/  Keith W. Hughes
        `                                    -----------------------------------
                                             Keith W. Hughes
                                             Chief Financial Officer